Exhibit 99.1
LJ INTERNATIONAL INC
INDEX

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	As of	As of
	September 30	December 31
	2005	2004
	(Unaudited)
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	1,684	3,228
Restricted cash	5,882	6,393
Investment in capital guaranteed fund	2,391	—
Trade receivables, net of allowance for doubtful accounts (US$284 as of September 30,2005 and December 31, 2004)	22,374	15,653
Inventories	52,303	36,629
Prepayments and other current assets	3,926	2,539

Total current assets	88,560	64,442
Properties held for lease, net	1,424	1,452
Property, plant and equipment, net	5,814	4,673
Due from related parties	491	491
Goodwill, net	1,521	1,521
Investment securities, net (Restated, see Note 5)	—	1,792

Total assets	97,810	74,371

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	3,287	607
Notes payable, current portion	2,287	2,487
Capitalized lease obligation, current portion	19	19
Letters of credit, gold and other loans	34,180	21,911
Derivative	1,532	1,462
Trade payables	12,189	9,553
Accrued expenses and other payables	4,847	4,631
Income taxes payable	292	68
Deferred taxation	87	87

Total current liabilities	58,720	40,825
Other payables, non-current	49	58

Total liabilities	58,769	40,883

Minority interest	120	—

	As of	As of
	September 30	December 31
	2005	2004
	(Unaudited)
	US$	US$
Stockholders’ equity
Common stocks, par value US$0.01 each, Authorized — 100 million shares, Issued — 13,622,658 shares as of September 30, 2005; 12,304,658 shares as of December 31, 2004	136	123
Additional paid-in capital	27,301	23,382
Accumulated other comprehensive loss	(256)	(151)
Unearned compensation	(429)	(37)
Retained earnings	12,169	10,171

Total stockholders’ equity	38,921	33,488

Total liabilities and stockholders’ equity	97,810	74,371

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

	Three months ended		Nine months ended
	September 30		September 30
	2005	2004	2005	2004
	US$	US$	US$	US$
		(Restated,		(Restated,
		see Note 5)		see Note 5)
Operating revenue	26,543	21,613	63,056	52,369
Costs of goods sold	(20,471)	(16,966)	(48,714)	(40,419)

Gross profit	6,072	4,647	14,342	11,950

Selling, general and administrative expenses	(4,011)	(3,261)	(11,566)	(9,295)

Operating income	2,061	1,386	2,776	2,655

Other revenue and expense
Other revenues	85	45	193	113
Share of results of investment securities (Note 5)	—	104	215	42
Impairment loss on goodwill	—	—	(1,493)	—
Interest expenses	(551)	(260)	(1,277)	(645)

Income (Loss) before income taxes, minority interest and extraordinary gain	1,595	1,275	414	2,165
Income taxes	(141)	(103)	(291)	(164)

Income (Loss) before minority interest and extraordinary gain	1,454	1,172	123	2,001
Minority interest	(8)	—	(11)	—

Income (Loss) before extraordinary gain	1,446	1,172	112	2,001
Extraordinary gain in negative goodwill (Note 5)	—	—	1,886	—

Net income	1,446	1,172	1,998	2,001

Numerator:
Net income used in computing basic and diluted earnings per share	1,446	1,172	1,998	2,001

Denominator:
Weighted average number of shares used in calculating basic earnings per share	13,402,006	11,134,491	13,134,863	10,724,915
Effect of dilutive potential ordinary shares:
Warrants & stock options	775,044	747,626	691,587	1,109,670

Weighted average number of shares used in calculating diluted earnings per share	14,177,050	11,882,117	13,826,450	11,834,585

Earnings per share:
Basic	0.11	0.11	0.15	0.19

Diluted	0.10	0.10	0.14	0.17
See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Nine months ended September 30, 2005

				Accumulated
			Additional	Other
	Common Stock		Paid-in	Comprehensive	Unearned	Retained
	Shares	Par Value	Capital	Loss	Compensation	Earnings	Total
		US$	US$	US$	US$	US$	US$
Balance as of December 31, 2004	12,304,658	123	23,382	(151)	(37)	10,171	33,488

Net income	—	—	—			1,998	1,998

Comprehensive income							1,998
Unrealized holding loss on investment in capital guaranteed fund				(105)			(105)
Issuance of common stock upon exercise of stock options	1,318,000	13	3,448				3,461
Stock options granted			471		(471)		—
Compensation expense recognized during the period					79		79

Balance as of September 30, 2005	13,622,658	136	27,301	(256)	(429)	12,169	38,921

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
(IN THOUSANDS EXCEPT SHARE DATA)

Nine months ended September 30, 2004

				Accumulated
			Additional	Other
	Common Stock	Par	Paid-in	Comprehensive	Retained
	Shares	Value	Capital	Loss	Earnings	Total
		US$	US$	US$	US$	US$
					(Restated, see
					Note 5)
Balance as of December 31, 2003	9,890,006	99	19,802	(151)	7,351	27,101
Net income	—	—	—	—	2,001	2,001

Comprehensive income						2,001
Issuance of common stock upon exercise of stock options	378,000	4	752			756
Issuance of common stock upon exercise of warrants	395,570	4	(4)			—
Issuance of common stock on private placement	1,614,082	16	2,730			2,746

Balance as of September 30, 2004	12,277,658	123	23,280	(151)	9,352	32,604

See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN THOUSANDS)

	Nine months ended
	September 30
	2005	2004
	US$	US$
Cash flows from operating activities:
Net income	1,998	2,001
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and impairment loss on property, plant and equipment	968	852
Unrealised loss (gain) on derivatives	88	(57)
Impairment loss on goodwill	1,493	—
Loss on disposal and write-off of property, plant and equipment	1	—
Share of results of investment securities	(215)	(42)
Extraordinary gain on negative goodwill	(1,886)	—
Minority interest	11	—
Costs associated with stock-based transactions	79	—
Changes in operating assets and liabilities:
Trade receivables	(6,894)	825
Inventories	(8,336)	(12,932)
Prepayments and other current assets	(1,606)	(708)
Due from related parties	—	13
Trade payables	2,003	5,258
Accrued expenses and other payables	314	971
Letters of credit	4,221	877

Net cash used in operating activities	(7,761)	(2,942)

Cash flows from investing activities:
Change in restricted cash	511	(303)
Cash acquired from subsidiaries	175	—
Purchase of property, plant and equipment	(2,055)	(441)
Proceeds on disposal of property, plant and equipment	12	4
Purchases of investment in capital guaranteed fund	(2,496)	—

Net cash used in investing activities	(3,853)	(740)

Cash flows from financing activities:
Change in bank overdrafts	2,680	(663)
Proceeds from issuance of common stock	—	2,746
Proceeds from issuance of shares upon exercise of stock options	3,461	756
Loans acquired	7,958	6,070
Repayment of loans	(4,003)	(2,572)
Repayment of capitalized leases	(26)	(14)

Net cash provided by financing activities	10,070	6,323

Net (decrease) increase in cash and cash equivalents	(1,544)	2,641
Cash and cash equivalents, at beginning of period	3,228	2,722

Cash and cash equivalents, at end of period	1,684	5,363

Supplemental disclosure:
Cash paid during the period for:
Interest	1,044	645
Taxes	67	6
See accompanying notes to the condensed consolidated financial statements.

LJ INTERNATIONAL INC.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2004 IS UNAUDITED)
1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
LJ International Inc. (the Company) and its subsidiaries (collectively the Group) are principally involved in the design, manufacture, marketing and sale of precious and semi-precious gemstones jewelry as well as diamond jewelry. While the Company is based in Hong Kong, its manufacturing operations are in the People’s Republic of China (PRC) and most of its sales are currently in the United States of America (US). The Group also owns certain commercial and residential properties located in Hong Kong, which are held primarily for investment purposes.
The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. (the “Company”) and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation. The accompanying unaudited condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on March 31, 2005.
The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the interim periods presented.
The interim periods figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.
Certain prior period amounts have been reclassified to conform to current period presentation.
2.	INVESTMENT IN CAPITAL GUARANTEED FUND
We have investment in capital guaranteed fund, which are pledged with banks for securing of banking facilities. The maximum tenor is 4.75 years, maturing in February 2010.
3.	INVENTORIES
Inventories consist of:

	As of	As of
	September 30	December 31
	2005	2004
	US$’000	US$’000
Raw materials	36,325	25,810
Work-in-progress	1,359	1,423
Finished goods	14,619	9,396

	52,303	36,629

4.	STOCK BASED COMPENSATION
The 1998 Stock Compensation Plan
Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001, for a new term of seven years expiring April 30, 2008.
As of September 30, 2005, 1,925,500 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:
o	stock options to purchase 811,000 shares and 872,000 shares at $2.00 per share through April 30, 2008 and June 30, 2013 respectively, and 391,500 shares at $2.25 per share through April 30, 2008, of which 1,627,000 are held by our directors and officers as a group.
The 2003 Stock Compensation Plan
Effective July 1, 2003, we adopted and approved the 2003 Stock Compensation Plan, which our shareholders approved on December 5, 2003. The purpose of the plan is to:
o	encourage ownership of the common stock by the Company’s officers, directors, employees and advisors;

o	provide additional incentive for them to promote the Company’s success and the Company’s business; and

o	encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company’s common stock through the issuance of stock options.
Options constitute either incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to our officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan, which expires in June 2013. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option or nonqualified option may be less than the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of our stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.
As of September 30, 2005, 920,000 options had been exercised and the following options to purchase shares of our common stock under the plan remained outstanding:

o	stock options to purchase 1,258,000 shares at $2.00 per share through . 30, 2013 and 1,822,000 shares at $2.25 per share through April 30, 2008, of which 312,000 are held by our directors and officers as a group.
We record compensation expense for stock-based employee compensation plans using the intrinsic value method in which compensation expense, if any, is measured as the excess of the market price of the stock over the exercise price of the award on the measurement date. As the exercise price of the Company’s incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, pursuant to APB No. 25, no compensation expense has been recognized for stock options granted to employees for each of the periods presented.
5.	ACQUISITION
On January 1, 2005, the Company paid US$2,827,500 for new issuance of 3,900 common stock of Goldleaves International Limited (GIL), in which the Company had 20% equity interests and is classified as investment security as of December 31, 2004. The Company then became the major stockholder holding 98% equity interests in GIL, which became a subsidiary of the Company.
Details of identifiable assets and liabilities acquired at the date of acquisition are as follows:

As of
January 1, 2005
US$’000
Net assets acquired:
Property, plant and equipment	153
Trade receivables	628
Inventories	7,252
Other receivables	600
Cash and cash equivalents	156
Other receivables	2,828
Trade payables	(733)
Accrued expenses and other payables	(5,412)

5,472

Minority interests	(638)
Goodwill arising from acquisition	(2,006)

Total purchase consideration	2,828

As of December 31, 2004, this investment is accounted for using the cost method. In the 2005 financial statements, the investment as of December 31, 2004 has been restated to account for under the equity method.

LJ INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(INFORMATION SUBSEQUENT TO DECEMBER 31, 2004 IS UNAUDITED)
We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi-precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and TV shopping channels and discount chain stores throughout North America, Western Europe and Japan. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.
We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.
We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:
•	fine jewelers;

•	national jewelry chains;

•	department stores;

•	TV shopping channels; and

•	discount chain stores.
RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND SEPTEMBER 30, 2004
Revenues

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2005	2004	% change	2005	2004	% change

Revenues	26,543	21,613	22.8%	63,056	52,369	20.4%
The increase in revenues for the three months period and nine months period ended September 30, 2005, compared with the same periods last year, was primarily due to the acceptance of new products, new customers, and increase in orders from existing customers.
Cost of Sales and Gross Profit

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2005	2004	% change	2005	2004	% change

Cost of sales	20,471	16,966	20.7%	48,714	40,419	20.5%
% of revenues	77.1%	78.5%		77.3%	77.2%

Gross profit	6,072	4,647		14,342	11,950
% of revenues	22.9%	21.5%		22.7%	22.8%
The gross profit margin increased to approximately 22.9% for the three months ended September 30, 2005, compared to 21.5% for the same periods last year. Whilst, the gross profit margin stablized at approximately

22.7% for the nine months ended September 30, 2005 compared to approximately 22.8% for the same period last year.
Selling, General and Administrative Expenses (SG&A Expenses)

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2005	2004	% change	2005	2004	% change

Selling, general and administrative expenses	4,011	3,261	23.0%	11,566	9,295	24.4%
% of revenues	15.1%	15.1%		18.3%	17.7%
Selling, general and administration expenses for the nine months period ended September 30, 2005 were approximately 18.3% of net sales compared to approximately 17.7% of net sales for the same period last year, representing an increase of 0.6% of net sales.
Interest Expenses

	Three months ended September 30,			Nine months ended September 30,
(in thousands)	2005	2004	% change	2005	2004	% change

Interest expenses	551	260	111.9%	1,277	645	98.0%
% of revenues	2.1%	1.2%		2.0%	1.2%
The increase in interest expenses was primarily due to increased utilization level of bank overdraft, letters of credit, factoring facilities, and consecutive increase in interest rate for the nine months period ended September 30, 2005.
Net Income

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2005	2004	2005	2004
		(Restated,		(Restated,
		see Note 5)		see Note 5)
Net income (loss)	1,446	1,172	1,998	2,001

Weighted average number of shares
Basis	13,402	11,134	13,135	10,725
Diluted	14,177	11,882	13,826	11,835

Earning (loss) per share
Basic	0.11	0.11	0.15	0.19
Diluted	0.10	0.10	0.14	0.17
LIQUIDITY AND CAPITAL RESOURCES
We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash Flows:

	Nine months ended September 30,
(in thousands)	2005	2004
Net cash used in operating activities	(7,761)	(2,942)
Net cash used in investing activities	(3,853)	(740)
Net cash provided by financing activities	10,070	6,323
Net (decrease) increase in cash and cash equivalents	(1,544)	2,641
Operating Activities:
Net cash used in operating activities during the nine months period ended September 30,2005 was $7,761,000, compared to net cash used in operating activities of $2,942,000 in the same period last year. The increase in net cash used in the nine months period ended September 30, 2005 reflected the increase in purchases of inventory to meet growing sales orders, and increase in trade receivables of sales made near the quarter end. For the same period last year, net cash used in operating activities was mainly attributable to the increase in purchases of inventory.
Investing Activities:
Net cash used in investing activities during the nine months period ended September 30, 2005 was $3,853,000, compared to $740,000 in the same period last year. For the increase in the nine months period ended September 30, 2005, it was due to the increase in capital expenditure, and purchases of investment in capital guaranteed fund from banks for securing new banking facilities, which was partially offset by the reduction in restricted cash.
Financing Activities:
Net cash provided by financing activities during the nine months period ended September 30, 2005 was $10,070,000, which represented the increase of bank overdrafts, new bank loans acquired, and proceeds from issuance of shares upon exercise of stock options, and offset by the repayment of matured bank loans. For the same period last year, net cash provided by financing activities represented the proceeds from private placement of common stock, proceeds from issuance of shares upon exercise of stock options, increase of new bank loans acquired, and offset by the repayment of matured bank loans.
Financing Sources
Banking Facilities and Notes Payables
We have various letters of credit and overdraft under banking facilities. The banking facilities are collateralized by land and buildings, investment properties, restricted cash deposits, investment in capital guaranteed fund, factored receivables and personal guarantees of a director.
     Letters of Credit, overdrafts and others:

	As of	As of
	September 30	December 31
	2005	2004
	US$’000	US$’000
Facilities granted:
Letters of credit	30,020	26,833
Overdraft	3,461	3,461

	33,481	30,294

Utilized:
Letters of credit	19,956	15,423
Overdraft	3,287	607

	23,243	16,030

The letters of credit and bank overdrafts are denominated in H.K. dollars and U.S. dollars, bear interest at the floating commercial bank lending rates in Hong Kong, and are renewable annually with the consent of the relevant banks.

Notes payable:
	As of	As of December 31
	September 30 2005	2004
	US$’000	US$’000
Notes payable	2,287	2,487
We have term loans classified under notes payable which are related to the Group’s properties. These loans are denominated in H.K. dollars and Renminbi, bear interest at pre-fixed rates in Hong Kong and China upon renewal.

Gold Loan Facilities:
	As of	As of
	September 30	December 31
	2005	2004
	US$’000	US$’000
Gold loan outstanding (in $)	10,756	6,488

Gold loan outstanding (in troy ounces)	27,920	17,920

Gold loan interest rate	2.15%-2.65%	2.1%-2.5%
We have also secured “gold loan” facilities with various banks in Hong Kong, which bear a below-market interest rate. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, so in 2003, we have put in place mechanisms to hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we deem appropriate, the price to be paid being the current market price at time of payment. At the close of each reporting period, the gold loan is valued at fair value with changes reflected on the income statement.
FORWARD LOOKING STATEMENTS
This Interim Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words “believe,” “expect,” “plans” or similar words and are based in part on the Company’s reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company’s control. Actual results could differ materially from those discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a result of any of the following factors:
a)	general economic conditions and their impact on the retail environment;

b)	fluctuations in the price of gold and other metals used to manufacture the Company’s jewelry;

c)	risks related to the concentration of the Company’s customers, particularly the operations of any of its top customers;

d)	variability of customer requirements and the nature of customers’ commitments on projections and orders; and

e)	the extent to which the Company is able to attract and retain key personnel.
In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Interim Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

LJ INTERNATIONAL INC.
PART II — OTHER INFORMATION
Item 1 and 2
     Not applicable.
Item 3.
     QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
     Not applicable.
Item 4 and 5
     Not applicable
Item 6.

(a)	Reports On Form 8-K
Not applicable.